EXHIBIT A

SCHEDULE OF TRANSACTIONS

The following table lists all transactions completed by the Reporting Persons in the Common Stock during the past sixty (60) days, which were all completed through open market transactions.

Date and Nature of Transaction	Price per Share	Number of Shares of Common Stock

10/27/25 – Purchase	$108.07	86,313
10/28/25 – Purchase	$109.60	2,861
10/29/25 – Purchase	$108.27	47,139
10/30/25 – Purchase	$105.32	9,677
10/31/25 – Purchase	$106.28	6,638
11/03/25 – Purchase	$107.85	5,233
11/04/25 – Purchase	$109.19	7,024
11/05/25 – Purchase	$107.98	21,271
11/06/25 – Purchase	$107.49	28,697
11/07/25 – Purchase	$107.19	13,416
11/10/25 – Purchase	$107.29	4,044
11/17/25 – Purchase	$94.10	7,112
11/18/25 – Purchase	$93.52	25,657
11/19/25 – Purchase	$93.99	2,954
11/20/25 – Purchase	$93.53	12,073
11/21/25 – Purchase	$93.51	1,297
11/24/25 – Purchase	$94.07	6,211
11/25/25 – Purchase	$93.55	715
11/26/25 – Purchase	$93.86	7,900
11/28/25 – Purchase	$93.75	6,081